BEFUT International Co., Ltd.
27th Floor, Liangjiu International Tower
No. 5, Heyi Street, Xigang District
Dalian City, China 116011

August 3, 2011

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	BEFUT International Co., Ltd.
Form 10-K for the fiscal year ended June 30, 2010
File No. 0-51336

Dear Mr. Decker:

BEFUT International Co., Ltd., a Nevada corporation (the “Company”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 25, 2011 to Mr. Hongbo Cao, Chief Executive Officer of the Company, with respect to the Form 10-K for the Year Ended June 30, 2010 (the “2010 10-K”) filed on September 28, 2010.   The texts of the Staff’s comments are set forth in italics below, followed by the response of the Company.  Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in the 2010 10-K.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30. 2010

Item 15.  Exhibits and Financial Statement Schedules
General

1.	We await the filing of your amendments to the above referenced filings as described in your March 11, 2011 response to comment one from our letter dated February 10, 2011.

Response:  The Company acknowledges the Staff’s comment, and, as Pryor Cashman LLP, U.S. legal counsel to the Company, discussed with the Staff on July 26, 2011, the Company will file amendments to the referenced filings as soon as practicable once the Staff’s comment two to this letter is resolved.

2.
We note your response to comment two from our letter dated June 9, 2011.  In your April 21, 2011 response to comment four from our letter dated March 24, 2011, you indicated that cash flows generated by Dalian Befut are maintained in the custody of Dalian Befut as working capital instead of in the custody of BEFUT International Co., Ltd.  Therefore, it is unclear why your parent only cash flow statement would reflect cash provided by operating activities resulting primarily from $4.2 million of net income generated by your subsidiaries and a cash outflow from investing activities of $4.9 million.  Please advise or show us how you will revise your parent only cash flow statement accordingly.

Response:  In response to the Staff’s comment, the Company will revise its future filings to include parent-only financial statements in the Notes to the consolidated financial statements for the year ended June 30, 2010.  The proposed parent-only financial statements will read as follows:

BEFUT INTERNATIONAL CO., LTD.
(Parent Company Only)
Balance Sheets

	June 30, 2010	June 30, 2009
Assets
Current assets:
Due from intercompany	107,234	500,000
Total current assets	107,234	500,000

Investment in contractual consolidated subsidiaries	21,444,242	21,314,242

Total assets	$21,551,476	$21,814,242

Liabilities and stockholders' equity
Current liabilities:
Accrued expenses	$100,000	$114,671
Loans from unrelated party	370,000	-
Convertible notes payable	-	500,000
Other current liabilities	59,573	-
Total current liabilities	529,573	614,671

Stockholders’ equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized,	-	-
no shares issued or outstanding
Common stock, $0.001 par value, 200,000,000 shares authorized,	29,716	29,488
29,715,666 and 29,488,341 shares issued and outstanding at
Jun 30, 2010 and 2009, respectively
Additional paid-in capital	21,838,047	21,708,275
Accumulated deficit	(845,860)	(538,192)
Total stockholders’ equity	21,021,903	21,199,571
`
Total liabilities and stockholders' equity	$21,551,476	$21,814,242

See Notes to Financial Statements.

BEFUT INTERNATIONAL CO., LTD.
(Parent Company Only)
Statements of Income (Loss)

	For the Years Ended June 30,
	2010	2009

Sales	$-	$-

Cost of sales	-	-

Gross profit	-	-

Operating expenses
General and administrative expenses	307,668	538,192
Total operating expenses	307,668	538,192

Income before provision for income taxes	(307,668)	(538,192)

Provision for income taxes	-	-

Net loss	$(307,668)	$(538,192)

See Notes to Condensed Financial Statements.

BEFUT INTERNATIONAL CO., LTD.
(Parent Company Only)
Statements of Cash Flows

For the Year Ended
June 30, 2010
Cash flows from operating activities:
Net loss	$(307,668)
Adjustments to reconcile net income to net cash	-
Provided by (used in) operating activities:
Changes in current assets and current liabilities:
Due from intercompany	392,766
Other current assets	-
Accrued expenses	(14,671)
Other current liabilities	59,573
Total adjustments	437,668
Net cash provided by operating activities	130,000

Cash flows from investing activities:
Investment in contractual consolidated subsidiaries	(130,000)
Net cash used in investing activities	(130,000)

Cash flows from financing activities:
Convertible notes payable	(500,000)
Loans from unrelated parties	370,000
net proceeds from issuance of common stock	228
Additional paid-in capital	129,772
Net cash used in financing activities	-

Effect of foreign currency translation on cash	-

Net increase in cash and cash equivalents	-

Cash and cash equivalents at beginning of year	-

Cash and cash equivalents at end of year	$-

*     *     *

If the Commission has any questions or further comments with respect to the 2010 10-K, the Company respectfully requests that such comments be directed to the undersigned as soon as practicable.  The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of the Company’s responses) in advance of any written response of the Commission.

Very truly yours,

/s/ Hongbo Cao
Hongbo Cao
Chief Executive Officer